

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 27, 2012

Via E-mail
Mr. Jaime García
Chief Executive Officer
Andina Bottling Company, Inc.
Avenida El Golf 40, Piso 4
Las Condes – Santiago, Chile

      Re: Andina Bottling Company, Inc.
               Form 20-F for Fiscal Year Ended December 31, 2010
               Filed June 30, 2011
               Supplemental Response Submitted January 12, 2012
               File No. 001-13142

Dear Mr. García:

      We have reviewed your filing and response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Consolidated Financial Statements

Notes to Consolidated Financial Statements, page F-10

Note 3 – First-Time Adoption of IFRS, page F-24

1.   We note in your response to comment six of our letter dated December 19, 2011 that pursuant to Chilean GAAP, financial instruments with purchased maturities exceeding 90 days that were considered by the Company to be liquid in nature and also planned to be used in the normal course of business during the following year were routinely treated as cash equivalents. We further note your disclosure on page F-17 of your December 31, 2009 Form 20-F that "[f]or purposes of the consolidated statement of cash flows, in accordance with Technical Bulletin No. 50 of the Chilean Institute of Accountants and Circular No. 1,501 of the Superintendencia de Valores y

Seguros (Chilean Superintendency of Securities and Insurance) the Company has considered cash equivalents to be investments in fixed-income, money market funds, time deposits and securities purchased under agreements to resell, *maturing within 90 days*." Please reconcile for us your response to your prior footnote disclosure.

2.   We note in your response to comment six of our letter dated December 19, 2011 the time deposits with greater than 90 day purchased maturities of ThCh $39,512,890 and ThCh $49,653,788 at January 1, 2009 and December 31, 2009, respectively, that you reclassified from cash equivalents to marketable securities upon transition to IFRS. We further note that you did not adjust for these time deposits with greater than 90 day purchased maturities in your reconciliation to U.S. GAAP in Note 30(2)(c)(i) of your December 31, 2009 Form 20-F (page F-63). Please explain to us why you did not adjust for these time deposits in your reconciliation to U.S. GAAP presented in prior periods.

3.   We note in your response to comment six of our letter dated December 19, 2011 that in forming your conclusion that the changes to your consolidated statement of cash flows were not required in Note 3, the Company observed that cash flows from operating activities, working capital and short-term liquidity and capital resources were not impacted by the reclassification from cash and cash equivalents to marketable securities. Please explain to us how you considered the significant reduction in your cash and cash equivalents balance at both January 1, 2009 and December 31, 2009, and the significant effect on your fiscal 2009 cash flows from investing activities in arriving at your conclusion.

        You may contact Steve Lo at 202-551-3394 or John Archfield at 202-551-3315 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Melissa N. Rocha for

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Mining